BELL, BOYD & LLOYD LLC

70 West Madison Street, Suite 3100    •    Chicago, Illinois 60602-4207

312.372.1121    •    Fax 312.827.8000

J. CRAIG WALKER

312.807.4321

jwalker@bellboyd.com

DIRECT FAX: 312.827.8179

January 5, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0305

Attention:	Ms. Christina Chalk Division of Corporate Finance Office of Mergers and Acquisitions

	Re:	AmerInst Insurance Group, Ltd. Issuer Tender Offer Statement on Schedule TO Filed on December 17, 2004 File No. 5-78254

Ladies and Gentlemen:

On behalf of AmerInst Insurance Group, Ltd. (the “registrant” or the “Company”), for which we are acting as counsel, we are pleased to submit this response to the comments of the Staff, as set forth in Ms. Chalk’s letter dated December 30, 2004 to Mark H. Berens of this firm, on the referenced Issuer Tender Offer Statement on Schedule TO (the “Schedule TO-I”), including the offer to purchase contained therein (the “Offer to Purchase”). This letter should be read in conjunction with the accompanying Amendment No. 1 to the Schedule TO-I which was filed by the registrant on the date hereof with the Commission.

The supplemental information set forth herein has been supplied by the registrant for use herein, and all of the responses set forth herein to the Staff’s comments have been reviewed and approved by the registrant. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the registrant’s response.

In this letter, all page references, including those set forth in the Staff’s comments, have been updated to refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in the Offer to Purchase.

1. Comment: Schedule TO-I. We note that you describe the offer as being made through your indirect wholly owned subsidiary, Amerinst Investment Company, Ltd. However, since Investco is the actual purchaser of securities tendered in this offer and will pay for those shares through its own funds, it must be listed as a filing person on the cover page of this Schedule, and there must be a separate signature for Investco on the Schedule. In addition, the

Securities and Exchange Commission

January 5, 2005

Offer to Purchase must be revised as necessary to provide all of the required bidder disclosure as to Investco individually. Please revise.

Response: We have added Investco as a filing person on the cover and signature pages of the Schedule TO-I, and have added bidder disclosure concerning Investco in Item 3 of the Schedule TO and on page 28 of the Offer to Purchase.

2. Comment: Offer to Purchase - Exhibit (a)(1)(i). Generally explain the reasons for the structure of the offer. Specifically, why are you using Investco as a bidder, versus simply repurchasing the shares yourself? The effect of such repurchase by Investco allows the shares to remain outstanding and to be voted by your wholly-owned subsidiary. This could effectively hinder or prohibit a change in control transaction not approved by you, at a time when a dissident shareholder proposes to take the company private. Please discuss in your disclosure document. Your revised disclosure should specifically and prominently state (such as in the Summary Term Sheet and elsewhere, as appropriate) the percentage of shares that may be owned by Investco and other affiliates of AmerInst, such as AmerInst Investment Company, Ltd., after the offer and that will remain outstanding and may be voted under Bermuda law.

Response: We have added disclosure on pages 1 and 10 explaining that all repurchases of AmerInst shares since AmerInst was domiciled in Bermuda in December 1999 have been effected through Investco, and that purchases under the tender offer will be similarly effected through Investco, because this is the most tax-efficient method to reacquire AmerInst shares, and it also has Bermuda insurance regulatory advantages.

We have expanded the existing disclosure on pages 4 and 14 concerning the potential anti-takeover effects of the acquisition of shares by Investco, including the aggregate percentage that would be owned by Investco if it acquired 60,000 shares in the tender offer.

3. Comment: Summary Term Sheet, page 1. See comment 2 above. Please provide more specific disclosure about the potential effect of this share repurchase. For example, how might it affect Mr. Breitweiser’s ability to take the company private or to gain control of its Board? How does the price range proposed in this offer compare to his anticipated offer price, as stated in his December 13, 2004 letter to the Board of Directors?

Response: Please see our response to comment 2 above; the expanded disclosure includes a description of the possible effect on Mr. Breitweiser’s proposal. We have also added disclosure of the effective prices under Mr. Breitweiser’s latest proposal on page 8. We also would point out to the staff that the purpose of the tender offer is, in light of the illiquid nature of AmerInst shares, to provide shareholders the opportunity to sell shares for cash using funds not required by the current business activities of AmerInst. In addition, as disclosed in the first paragraph on page 15, any shares acquired by Investco in the tender offer may be used in the future in acquisitions or for capital raising purposes, which would reduce the percentage of shares held by Investco.

Securities and Exchange Commission

January 5, 2005

4. Comment: Summary Term Sheet, page 1. Consider adding disclosure in this section concerning the patent for which you have applied and which, if granted, may result in significant increases in revenues going forward. See comment 6 below.

Response: We have added the suggested disclosure concerning the patent on page 4.

5. Comment: In what order will you purchase the tendered shares?, page 3. In the last sentence on page 3, you reserve the right to purchase all shares tendered by holders who will become odd lot holders as a result of pro ration in the offer. We do not believe that this approach comports with the requirements of Rule 13e-4(f)(3), which requires you to pro rate if your offer is oversubscribed. Rule 13e-4(f)(3)(i) allows you to modify the pro ration process for those shareholders who are odd lot holders at the outset of the offer. Please revise or advise why you believe this process complies with applicable law.

Response: We believe the right referred to on page 3, and more fully explained in the second paragraph under the caption “Odd Lots” on page 12, is not inconsistent with the Commission’s rules. Any purchases made pursuant to this right will be in addition to the number of shares AmerInst initially offered to purchase, meaning that other pro rated holders, if any, will not be adversely affected. This right also is consistent with the purpose of both of Rules 13e-4(f)(3)(i) and 13e-4(h)(5), which is to facilitate the ability of issuers to reduce the number of odd lot holders. It would be incongruous to permit the company to give preferential treatment to existing odd lot holders while at the same time forcing it to potentially create new odd lot holders as a result of the pro ration rules.

6. Comment: Developments with Respect to our Business, page 13. Clarify that shareholders tendering into this offer and whose shares are purchased will not participate in the future anticipated “very substantial increase in the net income” of AmerInst even if the relevant patent is granted.

Response: Language setting forth the requested clarification has been added on page 13.

7. Comment: Conditions of the Offer, page 20. We note that the scope of many of your offer conditions is relatively ill-defined, and many of the conditions are subjective in nature. For example, the benefits you expect to receive from this offer are not apparent to the reader. Given these facts, please be aware that if you believe events occur that implicate one or more of the offer conditions, you may not wait until the end of the offer to decide how to proceed. Rather, you must promptly inform shareholders and the market how you will handle the fact that an offer condition has been “triggered.” Please confirm your understanding in your response letter.

Response: We confirm that AmerInst will promptly inform shareholders of any condition that has been “triggered,” and of AmerInst’s intended response.

8. Comment: Certain Legal Matters, Regulatory Approvals, page 29. Language here intimates that you may not receive required regulatory approvals from the Bermuda

Securities and Exchange Commission

January 5, 2005

Monetary Authority until after the expiration of the offer. However, this contradicts disclosure in the “Conditions” section on page 21 stating that such approval must be obtained on or before expiration. Please clarify.

Response: We have added language on page 29 clarifying that the condition referred to requires that the permission must be received prior to the expiration of the offer, as it may be extended.

*  *  *  *  *

We have been authorized by each of AmerInst Insurance Group, Ltd. and AmerInst Investment Company, Ltd. (all of the filing persons) to confirm their acknowledgement that:

•	They are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	They may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

In addition to the revisions to the Schedule TO-I discussed above, Amendment No. 1 contains additional changes that are immaterial modifications.

The Company wishes to thank the Staff for its prompt review of the Schedule TO-I. If we can facilitate the Staff’s further review of this Schedule TO-I, as amended by Amendment No. 1, or if the Staff has any questions on any of the information set forth herein, please telephone the undersigned, collect, at (312) 807-4321, or Mark McMillan at (312) 807-4383, who is also familiar with this transaction. Our firm’s general fax number is (312) 827-8000; our direct fax numbers are (312) 827-8179 for the undersigned and (312) 827-8001 for Mr. McMillan.

Sincerely,

/S/    J. Craig Walker

J. Craig Walker

JCW:dar

Copy to:    Ronald S. Katch

Murray Nicol

Mark H. Berens

D. Mark McMillan